SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                       PEGASUS COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   705904 10 0
                                 (CUSIP Number)


                                                         Copy to:
              Richard D. Summe                    Louis G. Martine, Esq.
         11790 East State Road 334                  Barnes & Thornburg
       Zionsville, Indiana 46077-9399          1313 Merchants Bank Building
               (317) 873-6914                11 S. Meridian Street, Suite 1313
                                                Indianapolis, Indiana 46204
                                                      (317) 638-1313


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 705904 10 0                                        Page  2  of 6 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                                   Richard D. Summe
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER                            284,719
                      ----------------------------------------------------------
        NUMBER OF
         SHARES       8     SHARED VOTING POWER                                0
      BENEFICIALLY    ----------------------------------------------------------
        OWNED BY
          EACH        9     SOLE DISPOSITIVE POWER                       284,719
        REPORTING     ----------------------------------------------------------
         PERSON
          WITH       10     SHARED DISPOSITIVE POWER                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       284,719
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                       IN
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

    Title of Security:         Class A Common Stock, $0.01 Par Value Per Share

    Issuer:                    Pegasus Communications Corporation
                               c/o Pegasus Communications Management Company 5 Radnor Corporate Center
                               100 Matsonford Road, Suite 454
                               Radnor, Pennsylvania 19087


ITEM 2.        IDENTITY AND BACKGROUND.

         (a)      Richard D. Summe

         (b)      11790 East State Road 334
                  Zionsville, Indiana 46077-9399

         (c)      Investments

         (d)-(e) During the last five years, Mr. Summe (i) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (f)      U.S.A.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Summe acquired the 284,719 shares of Class A Common Stock, $0.01 par value per share (the "Class A Shares"), of Issuer pursuant to the acquisition (the "Merger") of DBS of Indiana, Inc., an Indiana corporation ("DBS"), by Issuer. The Merger was effected pursuant to an Agreement and Plan of Merger, dated January 21, 1997, by and among Issuer, Pegasus Satellite Television of Indiana, Inc., a wholly-owned subsidiary of Issuer ("PSTI"), and DBS (the "Agreement").

         Upon consummation of the Merger on January 31, 1997, all of the issued and outstanding shares of common stock, no par value, of DBS (the "DBS Stock") were converted into (1) cash in an aggregate amount equal to approximately $5.3 million and (2) Class A Shares having an aggregate Closing Value of $5.6 million. Pursuant to the terms of the Agreement, "Closing

Value" was defined as the last reported sale price of the Class A Shares between a buyer and a seller that are not affiliates of Issuer on the Nasdaq National Market System on the third business day before the closing date, or, if no such sale is made on such day, the average of the closing bid and asked price on such system on such day. As such, the Closing Value per share in the Merger was $12.00.

         Prior to the Merger, Mr. Summe owned 2,740 shares (61.01%) of the 4,491 issued and outstanding shares of DBS Stock. Therefore, Mr. Summe received $3,256,143 in cash and 284,719 Class A Shares as Merger consideration.


ITEM 4.           PURPOSE OF TRANSACTION.

         (a) - (j) According to a recent prospectus of the Issuer, Issuer is the largest, and only publicly held, independent provider of DIRECTV services. Prior to consummation of the Merger, DBS was a privately-owned provider of DIRECTV services. Pursuant to its operating and acquisition strategy, Issuer contacted DBS concerning the possible acquisition of DBS by Issuer. Negotiations between the two parties ensued until the Agreement was finalized. The Merger was consummated on January 31, 1997; and, as described above in response to Item 3, the consideration paid to the shareholders of DBS in the Merger included Class A Shares.


ITEM 5.           INTEREST IN SECURITIES THE ISSUER.

         (a) Mr. Summe beneficially owns 284,719 Class A Shares, which represent approximately 5.6% of all issued and outstanding Class A Shares. Mr. Summe is the sole owner of these Class A Shares.

         (b)      Sole Voting Power:                          284,719
                  Shared Voting Power:                              0
                  Sole Dispositive Power:                     284,719
                  Shared Dispositive Power:                         0

         (c)      None

         (d)      Not applicable

         (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As part of the consummation of the Merger and pursuant to the provisions of the Agreement, Mr. Summe and the other former shareholders of DBS entered into an Escrow Agreement with Issuer, PSTI and Schroder Bank & Trust Company, as Escrow Agent (the "Escrow Agreement"). Pursuant to the provisions of the Escrow Agreement, Mr. Summe deposited into escrow 35,588 of his Class A Shares with the Escrow Agent to insure DBS' indemnification obligations to Issuer under the Agreement. Mr. Summe maintains sole voting and dispositive power over these Class A Shares.

         Also as part of the consummation of the Merger and pursuant to the provisions of the Agreement, Mr. Summe and the other former shareholders of DBS entered into a Stockholders' Agreement with Issuer (the "Stockholders' Agreement"). Pursuant to the provisions of the Stockholders' Agreement and upon certain conditions described therein, Mr. Summe has the option to have his Class A Shares included in any registration by the Issuer of Class A Shares (or securities convertible into or exchangeable for, or options to purchase, Class A Shares) under the Securities Act of 1933, as amended (the "1933 Act").

         In addition, pursuant to the provisions of the Stockholders' Agreement, whenever, during the period ending January 31, 1999 (unless the holding period under Rule 144 under the 1933 Act shall be reduced to a shorter period, in which case during such shorter period), Mr. Summe desires to sell or transfer any of his Class A Shares in a private transaction exempt from registration under the 1933 Act and applicable "blue sky" laws, Issuer shall have a 30-day option to purchase such Class A Shares for the price being offered in the private transaction. If such option is unexercised within 30 days, Mr. Summe can sell or transfer such Class A Shares in the private transaction.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated as of January 21, 1997, by and among Pegasus Communications Corporation, Pegasus Satellite Television of Indiana, Inc. and DBS of Indiana, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 6, 1997



                                                      /s/ Richard D. Summe
                                                     ---------------------------
                                                     Richard D. Summe